March 2, 2018

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

Adam Phippen

Staff Accountant

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, DC  20549-7010

Dear Messrs. Thompson and Phippen:

We are in receipt of your letter dated February 15,  2018 regarding our Form 10-K for the fiscal year ended September 30,  2017 filed December 6,  2017.  As noted in your letter, we agreed that certain disclosures would be included in that most recent 10-K filing.  Through administrative oversight, we neglected to do so.  We propose to correct the oversight by including the requested disclosures in our next 10-Q for the quarter ended March 31, 2018, which will be filed on or before May 10, 2018, and will include the disclosures in every subsequent Form 10-K.  We have repeated each of your comments from the prior letter in full and our proposed response to each such comment is noted directly below the quoted comment. In addition to the responses below, we have included a marked Form 10-Q for the quarter ended December 30, 2017 that reflect how the proposed changes will be presented in the Form 10-Q for the quarter ended March 31, 2018 and subsequent form 10-K’s.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 25

1.

We note that long-term liabilities related to self-insurance, workers compensation and general liability insurance and nonqualified investment plan are not included in the table of contractual obligations. In future filings, please add a footnote to the table that discusses these liabilities and the reason why such amounts are excluded from the table.

Response:

We will add the following footnote to the table:

United States Securities and Exchange Commission

March 2, 2018

“The Company is self-insured for workers’ compensation, general liability, and group medical and dental benefits.  The Company’s self-insurance reserves totaled $37.4 million at December 30, 2017 and $35.4 million at September 30, 2017.  Self-insurance liabilities are based on estimates and actuarial assumptions and can fluctuate in both amount and in timing of cash settlement if historical trends are not predictive of the future.  For this reason they are not included in the above table.

The Company has a nonqualified investment plan to provide retirement benefits to certain of the Company’s management employees who are otherwise subject to limited participation in the 401(k) feature of the Company’s Investment/Profit Sharing Plan.  The liability to plan participants totaled $12.2 million at December 30, 2017 and $13.3 million at September 30, 2017.  The settlement of this obligation is dependent upon participant elections to withdraw funds, which cannot be predicted.  For this reason they are not included in the above table.”

2.

In future filings, please add a footnote to the table to disclose whether operating lease obligations include common area maintenance, utility and tax payments to which you are obligated and provide context for the reader to understand the impact of such costs on your total operating lease obligations.

Response:

We will add the following footnote to the table:

“Operating lease obligations in the above table do not include common area maintenance, insurance, utility and tax payments for which the Company is obligated under certain operating leases.  These amounts are not significant compared with the operating lease payments listed in the above table.”

Consolidated Financial Statements

Consolidated Balance Sheets, page 36

3.Please tell us your consideration of recording asset retirement obligations in connection with the future removal of gasoline tanks from your gasoline stations.  Refer to ASC 410.

Response:

We will the following paragraph to the footnote “Accrued Expenses and Current Portion of Other Long-Term Liabilities”:

“The Company’s fuel operations contain underground tanks for the storage of gasoline and diesel fuel.  The Company reviewed FASB Topic ASC 410 and determined we have a legal obligation to remove the tanks at a point in the future and accordingly determined we have met the requirements of an asset retirement obligation.  The Company followed the FASB Topic ASC 410 model for determining the asset retirement cost and asset retirement

United States Securities and Exchange Commission

March 2, 2018

obligation.  The amounts recorded are immaterial for each fuel center as well as in the aggregate at December 30, 2017 and September 30, 2017.”

Notes to Consolidated Financial Statements

7. Long-Term Debt, page 47

4.Reference is made to the last paragraph on page 48 which discusses agreements that restrict your ability to pay dividends.  In future filings, please disclose the amount of retained earnings or net income restricted or free of restrictions for the payment of dividends.   Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:

The last paragraph of the “Long –Term Debt” footnote will now read as follows:

“At December 30, 2017, property and equipment with an undepreciated cost of approximately $229 million was pledged as collateral for long-term debt. Long-term debt and Line agreements contain various restrictive covenants requiring, among other things, minimum levels of net worth and maintenance of certain financial ratios. At December 30, 2017 the Company had excess net worth totaling $86.4 million calculated under covenants in the Notes, the Bonds, and the Line.  This amount is available to pay dividends; however, certain loan agreements containing provisions outlining minimum tangible net worth requirements restrict the ability of the Company to pay cash dividends in excess of the current annual per share dividends paid on the Company’s Class A and Class B Common Stock. Further, the Company is prevented from paying cash dividends at any time that it is in default under the indenture governing the Notes. In addition, the terms of the indenture may restrict the ability of the Company to pay additional cash dividends based on certain financial parameters.”

13. Commitments and Contingencies, page 53

5.Reference is made to the first paragraph of this note.  In future filings, please also disclose whether you expect the ultimate liability from all pending legal proceedings and claims will materially affect your cash flows.

Response:

We will include the following contingencies footnote disclosure in future filings:

“In the opinion of management, the ultimate liability, if any, from all pending legal proceedings and claims will not materially affect the Company’s financial position, the results of its operations, or its cash flows.”

United States Securities and Exchange Commission

March 2, 2018

Signatures, page 58

6.The signatures by persons on behalf of the Registrant are not dated. In future filings, please disclose the signature date.  Refer to Form 10-K.

Response:

The signature date was included in the Form 10-K for the fiscal year ended September 30, 2017.

_________________________________________

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 828-669-2941, Ext. 223.

Very truly yours,

Ingles Markets, Incorporated

/s/ Ronald B. Freeman

Ronald B. Freeman

Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒        QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 30, 2017

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-14706.

INGLES MARKETS, INCORPORATED

(Exact name of registrant as specified in its charter)

North Carolina	56-0846267
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
P.O. Box 6676, Asheville NC	28816
(Address of principal executive offices)	(Zip Code)

(828) 669-2941

Registrant’s telephone number, including area code

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company.  See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐(Do not check if a smaller reporting company.)	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

As of February 6, 2018, the Registrant had 14,118,244 shares of Class A Common Stock, $0.05 par value per share, outstanding and 6,141,532 shares of Class B Common Stock, $0.05 par value per share, outstanding.

E. ACCRUED EXPENSES AND CURRENT PORTION OF OTHER LONG-TERM LIABILITIES

Accrued expenses and current portion of other long-term liabilities consist of the following:

	December 30,	September 30,
	2017	2017
Property, payroll and other taxes payable	$14,659,164	$21,261,924
Salaries, wages and bonuses payable	23,145,905	28,369,250
Self-insurance liabilities	13,767,391	13,326,110
Interest payable	3,247,752	13,175,382
Other	8,546,786	6,319,191
	$63,366,998	$82,451,857

Self-insurance liabilities are established for general liability claims, workers’ compensation and employee group medical and dental benefits based on claims filed and estimates of claims incurred but not reported. The Company is insured for covered costs in excess of $750,000 per occurrence for workers’ compensation, $500,000 for general liability and $450,000 per covered person for medical care benefits for a policy year. The Company’s self-insurance reserves totaled $37.4 million and $35.5 million at December 30, 2017 and September 30, 2017, respectively.  Of this amount, $13.8 million is accounted for as a current liability and $23.6 million as a long-term liability, which is inclusive of $6.6 million of expected self-insurance recoveries from excess cost insurance or other sources that are recorded as a receivable at December 30, 2017.  At September 30, 2017, $13.7 million is accounted for as a current liability and $21.8 million as a long-term liability, which is inclusive of $4.8 million of expected self-insurance recoveries from excess cost insurance or other sources that are recorded as a receivable.  Employee insurance expense, including workers’ compensation and medical care benefits, net of employee contributions, totaled $8.6 million and $9.3 million for the three-month periods ended December 30, 2017 and December 24, 2016, respectively.

The Company’s fuel operations contain underground tanks for the storage of gasoline and diesel fuel.  The Company reviewed FASB Topic ASC 410 and determined we have a legal obligation to remove the tanks at a point in the future and accordingly determined we have met the requirements of an asset retirement obligation.  The Company followed the FASB Topic ASC 410 model for determining the asset retirement cost and asset retirement obligation.  The amounts recorded are immaterial for each fuel center as well as in the aggregate at December 30, 2017 and September 30, 2017.

F. LONG-TERM DEBT

In June 2013, the Company issued $700.0 million aggregate principal amount of senior notes due in 2023 (the “Notes”).  The Notes bear an interest rate of 5.750% per annum and were issued at par.

The Company may redeem all or a portion of the Notes at any time on or after June 15, 2018 at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning June 15 of the years indicated below:

Year
2018	102.875%
2019	101.917%
2020	100.958%
2021 and thereafter	100.000%

The Company has a $175.0 million line of credit (the “Line”) that matures in September 2022.  The Line provides the Company with various interest rate options based on the prime rate, the Federal Funds Rate, or the London Interbank Offering Rate (“LIBOR”). The Line allows the Company to issue up to $20.0 million in unused letters of credit, of which $9.9 million of unused letters of credit were issued at December 30, 2017.  The Company is not required to maintain compensating balances in connection with the Line.  At December 30, 2017, the Company had $14.3 million of borrowings outstanding under the Line.

On December 29, 2010, the Company completed the funding of $99.7 million of bonds (the ”Bonds”) for construction of new warehouse and distribution space adjacent to its existing space in Buncombe County, North Carolina (the “Project”).  The final maturity date of the Bonds is January 1, 2036.

Under a Continuing Covenant and Collateral Agency Agreement (the “Covenant Agreement”) between certain financial institutions and the Company, the financial institutions would hold the Bonds until June 30, 2021, subject to certain events.  Mandatory redemption of the Bonds by the Company in the annual amount of $4.5 million began on January 1, 2014.  The Company may redeem the Bonds without penalty or premium at any time prior to June 30, 2021.

Interest earned by bondholders on the Bonds is exempt from Federal and North Carolina income taxation.  The interest rate on the Bonds is equal to one month LIBOR (adjusted monthly) plus a credit spread, adjusted to reflect the income tax exemption.  Effective January 1, 2018, the interest rate on the Bonds will be adjusted to reflect the reduction in the federal corporate tax rate under the Tax Act.

The Company’s obligation to repay the Bonds is collateralized by the Project.  Additional collateral was required in order to meet certain loan to value criteria in the Covenant Agreement.  The Covenant Agreement incorporates substantially all financial covenants included in the Line.

In September 2017, the Company refinanced approximately $60 million secured borrowing obligations that were scheduled to mature in fiscal years 2018-2020 with a LIBOR-based floating rate loan maturing in October 2027.  On December 19, 2017 the Company entered into an interest rate swap agreement for a notional amount of $58.5 million at a fixed rate of 3.92%.  Under this agreement, the Company pays monthly the fixed rate of 3.92% and receives the one-month LIBOR plus 1.65%.  The interest rate swap effectively hedges the floating rate debt closed by the Company in September, 2017.  Both the floating rate debt and the interest rate swap have monthly principal amortization of $0.5 million and mature October 1, 2027.  The fair market value of the interest rate swap is measured quarterly with adjustments recorded in other comprehensive income.  The difference between the notional amount and fair market value of the interest rate swap at December 30, 2017 was not significant.

The Notes, the Bonds and the Line contain provisions that under certain circumstances would permit lending institutions to terminate or withdraw their respective extensions of credit to the Company. Included among the triggering factors permitting the termination or withdrawal of the Line to the Company are certain events of default, including both monetary and non-monetary defaults, the initiation of bankruptcy or insolvency proceedings, and the failure of the Company to meet certain financial covenants designated in its respective loan documents. The Company was in compliance with all financial covenants at December 30, 2017.

The Company’s long-term debt agreements generally have cross-default provisions which could result in the acceleration of payments due under the Company’s Line, Bonds and Notes indenture in the event of default under any one instrument.

At December 30, 2017, property and equipment with an undepreciated cost of approximately $221 million was pledged as collateral for long-term debt. Long-term debt and Line agreements contain various restrictive covenants requiring, among other things, minimum levels of net worth and maintenance of certain financial ratios. At December 30, 2017 the Company had excess net worth totaling $86.4 million calculated under covenants in the Notes, the Bonds, and the Line.  This amount is available to pay dividends; however, certain loan agreements containing provisions outlining minimum tangible net worth requirements restrict the ability of the Company to pay cash dividends in excess of the current annual per share dividends paid on the Company’s Class A and Class B Common Stock. Further, the Company is prevented from paying cash dividends at any time that it is in default under the indenture governing the Notes. In addition, the terms of the indenture may restrict the ability of the Company to pay additional cash dividends based on certain financial parameters.

G. DIVIDENDS

The Company paid cash dividends of $0.165 for each share of Class A Common Stock and $0.15 for each share of Class B Common Stock on October 19, 2017 to stockholders of record on October 12, 2017.

For additional information regarding the dividend rights of the Class A Common Stock and Class B Common Stock, please see Note 8, “Stockholders’ Equity” to the Consolidated Financial Statements of the Annual Report on Form 10-K filed by the Company under the Securities Exchange Act of 1934 on December 6, 2017.

H. EARNINGS PER COMMON SHARE

The Company has two classes of common stock:  Class A which is publicly traded, and Class B, which has no public market.  The Class B Common Stock has restrictions on transfer; however, each share is convertible into one share of Class A Common Stock at any time.  Each share of Class A Common Stock has one vote per share and each share of Class B Common Stock has ten votes per share.  Each share of Class A Common Stock is entitled to receive cash dividends equal to 110% of any cash dividend paid on Class B Common Stock.

The Company calculates earnings per share using the two-class method in accordance with FASB ASC Topic 260.

The two-class method of computing basic earnings per share for each period reflects the cash dividends declared per share for each class of stock, plus allocated undistributed earnings per share computed using the participation percentage which reflects the dividend rights of each class of stock.  Diluted earnings per share is calculated assuming the conversion of all shares of Class B Common Stock to shares of Class A Common Stock on a share-for-share basis.   The tables below reconcile the numerators and denominators of basic and diluted earnings per share for current and prior periods.

sources, while unobservable inputs reflect the Company’s market assumptions.  These inputs are classified into the following hierarchy:

Level 1 Inputs –	Quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs –

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs –

Pricing inputs are unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the assets or liabilities.  The inputs into the determination of fair value require significant management judgment or estimation.

The carrying amount and fair value of the Company’s debt at December 30, 2017 is as follows (in thousands):

	Carrying		Fair Value
	Amount	Fair Value	Measurements
Senior Notes	$700,000	$700,000	Level 2
Facility Bonds	81,620	81,620	Level 2
Secured notes payable and other	94,655	94,655	Level 2
Line of credit payable	14,266	14,266	Level 2
Total debt	$890,541	$890,541

The fair value of the interest rate swap, which is a level 2 fair value measurement, was insignificant December 30, 2017.

The fair values for Level 2 measurements were determined primarily using market yields and taking into consideration the underlying terms of the debt.

K. COMMITMENTS AND CONTINGENCIES

Various legal proceedings and claims arising in the ordinary course of business are pending against the Company.  In  the opinion of management, the ultimate liability, if any, from all pending legal proceedings and claims will not materially affect the Company’s financial position, the results of its operations, or its cash flows.

L. SUBSEQUENT EVENTS

We have evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the day the financial statements were issued.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Ingles, a leading supermarket chain in the Southeast, operates 200 supermarkets in Georgia (70), North Carolina (71), South Carolina (36), Tennessee (21), Virginia (1) and Alabama (1). The Company locates its supermarkets primarily in suburban areas, small towns and rural communities. Ingles supermarkets offer customers a wide variety of nationally advertised food products, including grocery, meat and dairy products, produce, frozen foods and other perishables and non-food products. Non-food products include fuel centers, pharmacies, health and beauty care products and general merchandise, as well as quality private label items. In addition, the Company focuses on selling high-growth, high-margin products to its customers through the development of certified organic products, bakery departments and prepared foods including delicatessen sections.  As of December 30, 2017, the Company operated 105 in-store pharmacies and 99 fuel centers.

Ingles also operates a fluid dairy and earns shopping center rentals. The fluid dairy sells approximately 28% of its products to the retail grocery segment and approximately 72% of its products to third parties. Real estate ownership is an important component of the Company’s operations, providing both operational and economic benefits.

Critical Accounting Policies

Critical accounting policies are those accounting policies that management believes are important to the portrayal of the Company’s financial condition and results of operations, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Estimates are based on historical experience and other factors believed to be reasonable under the circumstances, the results of which form the basis for making

Cash used by investing activities for the three-month periods ended December 30, 2017 and December 24, 2016 totaled $56.7 million and $27.9 million, respectively, consisting primarily of capital expenditures offset by insignificant proceeds from property and equipment sales.

Cash provided by financing activities totaled $9.2 million and $20.2 million for the fiscal quarters ended December 2017 and 2016, respectively.  Short term borrowings tend to increase during the December quarter of each fiscal year to finance seasonal inventory increases and the semi-annual Senior Note interest payment.

In June 2013, the Company issued $700.0 million aggregate principal amount of senior notes due in 2023 (the “Notes”).  The Notes bear an interest rate of 5.750% per annum and were issued at par.

The Company has a $175.0 million line of credit (the “Line”) that matures in September 2022.  The Line provides the Company with various interest rate options based on the prime rate, the Federal Funds Rate, or the London Interbank Offering Rate (“LIBOR”). The Line allows the Company to issue up to $20.0 million in unused letters of credit, of which $9.9 million of unused letters of credit were issued at December 30, 2017.  The Company is not required to maintain compensating balances in connection with the Line.  At December 30, 2017, the Company had $14.3 million of borrowings outstanding under the Line.

On December 29, 2010, the Company completed the funding of $99.7 million of Bonds (the “Bonds”) for the construction of new warehouse and distribution space adjacent to its existing space in Buncombe County, North Carolina (the “Project”).  The final maturity date of the Bonds is January 1, 2036.

Under a Continuing Covenant and Collateral Agency Agreement (the “Covenant Agreement”) between certain financial institutions and the Company, the financial institutions would hold the Bonds until June 30, 2021, subject to certain events.   Mandatory redemption of the Bonds by the Company in the annual amount of $4.5 million began on January 1, 2014. The Company may redeem the Bonds without penalty or premium at any time prior to June 30, 2021.

The Company’s long-term debt agreements generally have cross-default provisions which could result in the acceleration of payments due under the Company’s Line, Bonds and Notes indenture in the event of default under any one instrument.

The Notes, the Bonds and the Line contain provisions that under certain circumstances would permit lending institutions to terminate or withdraw their respective extensions of credit to the Company. Included among the triggering factors permitting the termination or withdrawal of the Line to the Company are certain events of default, including both monetary and non-monetary defaults, the initiation of bankruptcy or insolvency proceedings, and the failure of the Company to meet certain financial covenants designated in its respective loan documents. As of December 30, 2017, the Company was in compliance with these covenants.  Under the most restrictive of these covenants, the Company would be able to incur approximately $429 million of additional borrowings (including borrowings under the Line) as of December 30, 2017.

The Company’s principal sources of liquidity are expected to be cash flow from operations, borrowings under the Line and long-term financing. The Company believes, based on its current results of operations and financial condition, that its financial resources, including the Line, short- and long-term financing expected to be available to it and internally generated funds, will be sufficient to meet planned capital expenditures and working capital requirements for the foreseeable future, including any debt service requirements of additional borrowings. However, there is no assurance that any such sources of financing will be available to the Company when needed on acceptable terms, or at all.

It is possible that, in the future, the Company’s results of operations and financial condition will be different from that described in this report based on a number of factors. These factors may include, among others, increased competition, changing regional and national economic conditions, adverse climatic conditions affecting food production and delivery and changing demographics, as well as the additional factors discussed below under “Forward Looking Statements.” It is also possible, for such reasons, that the results of operations from the new, expanded, remodeled and/or replacement stores will not meet or exceed the results of operations from existing stores that are described in this report.

Contractual Obligations and Commercial Commitments

The Company has assumed various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements, such as debt and lease arrangements. The following table represents the scheduled maturities of the Company’s long-term contractual obligations as of December 30, 2017:

Payment Due by Period

Contractual Obligations		Less than			More than
(amounts in thousands)	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt	$890,543	$12,737	$25,957	$100,046	$751,803
Scheduled interest on long-term debt (1)	265,884	46,232	91,196	87,135	41,321
Advance payments on purchase contracts	3,528	1,367	856	856	448
Operating leases (2)	61,453	10,627	16,948	10,003	23,875
Construction commitments	10,938	10,938	—	—	—
Total	$1,232,346	$81,901	$134,957	$198,040	$817,447

 (1) Scheduled interest on floating rate debt calculated using rates in effect on December 30, 2017.

(2)

Operating lease obligations in the above table do not include common area maintenance, insurance, utility and tax payments for which the Company is obligated under certain operating leases.  These amounts are not significant compared with the operating lease payments listed in the above table.

The Company has entered supply contracts to provide approximately 70% of the fuel sold in its fuel centers.  Pricing is based on certain market indices at the time of purchase.  The suppliers can modify or terminate the contracts if the Company does not meet certain minimum monthly purchase requirements.

The Company is self-insured for workers’ compensation, general liability, and group medical and dental benefits.  The Company’s self-insurance reserves totaled $37.4 million at December 30, 2017 and $35.4 million at September 30, 2017.  Self-insurance liabilities are based on estimates and actuarial assumptions and can fluctuate in both amount and in timing of cash settlement if historical trends are not predictive of the future.  For this reason they are not included in the above table.

The Company has a nonqualified investment plan to provide retirement benefits to certain of the Company’s management employees who are otherwise subject to limited participation in the 401(k) feature of the Company’s Investment/Profit Sharing Plan.  The liability to plan participants totaled $12.2 million at December 30, 2017 and $13.3 million at September 30, 2017.  The settlement of this obligation is dependent upon participant elections to withdraw funds, which cannot be predicted.  For this reason they are not included in the above table.

Various legal proceedings and claims arising in the ordinary course of business are pending against the Company.  In the opinion of management, the ultimate liability, if any, from all pending legal proceedings and claims will not materially affect the Company’s financial position, the results of its operations, or its cash flows.

There have been no other material changes in contractual obligations and commercial commitments subsequent to September 30, 2017 other than as disclosed elsewhere in this Form 10-Q.

Off Balance Sheet Arrangements

On December 19, 2017 the Company entered into an interest rate swap agreement for a notional amount of $58.5 million at a fixed rate of 3.92%.  Under this agreement, the Company pays monthly the fixed rate of 3.92% and receives the one-month LIBOR plus 1.65%.  The interest rate swap effectively hedges $60 million of floating rate debt closed by the Company in September 2017.  Both the floating rate debt and the interest rate swap have monthly principal amortization of $0.5 million and mature October 1, 2027.  The fair market value of the interest rate swap is measured quarterly, with adjustments, if significant, recorded on other comprehensive income.  The difference between the notional amount and fair market value of the interest rate swap at December 30, 2017 was not significant.   The Company is not a party to any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Quarterly Cash Dividends

Since December 27, 1993, the Company has paid regular quarterly cash dividends of $0.165 (sixteen and one-half cents) per share on its Class A Common Stock and $0.15 (fifteen cents) per share on its Class B Common Stock for an annual rate of $0.66 and $0.60 per share, respectively.

The Company expects to continue paying regular cash dividends on a quarterly basis. However, the Board of Directors periodically reconsiders the declaration of dividends. The Company pays these dividends at the discretion of the Board of Directors and the continuation of these payments, the amount of such dividends, and the form in which the dividends are paid (cash or stock) depends